May 31, 2013

Arden-Sage Triton Fund, LLC, et al
375 Park Avenue, 32nd Floor
New York, NY 10152

Re:     Arden-Sage Triton Fund LLC
        Arden-Sage Multi-Strategy TEI Institutional Fund LLC
        Arden-Sage Multi-Strategy Fund LLC
        Arden-Sage Multi-Strategy Institutional Fund LLC
        Arden-Sage Multi-Strategy Master Fund LLC
        Arden Alternative Strategies Fund

        Registered Management Investment Company Bond
        Effective Period: May 12, 2013 to May 12, 2014

Dear Trustees,

As requested, we have examined the Registered Management Investment Company Bond limit of liability requirements, as prescribed by SEC Rule 17g-1, for the funds insured under the St. Paul Fire and Marine Insurance Company Bond No. ZBN-15N90935-13-N2. This analysis is based upon the total asset value of each fund, as stated in the relevant renewal application.

The results of the analysis are as follows:

Arden Sage has elected to purchase the bond limit required per fund by SEC Rule 17g-1 as follows:

| Fund | Asset Value | Required Limit |
|------|-------------|----------------|
| Arden-Sage Triton Fund LLC | $32,200,000 | $300,000 |
| Arden-Sage Multi-Strategy TEI Institutional Fund LLC | $35,800,000 | $350,000 |
| Arden-Sage Multi-Strategy Fund LLC | $104,700,000 | $525,000 |
| Arden-Sage Multi-Strategy Institutional Fund LLC | $17,100,000 | $225,000 |
| Arden Alternative Strategies Fund | $960,000,000 | $1,000,000 |

                        Total Required Limit:     $2,400,000

The limit of liability under the current Bond, effective from May 12, 2013 to May 12, 2014, is $2,400,000. Therefore, in accordance with the calculations above, the limit amount is sufficient to meet the requirements of SEC Rule 17g-1.

Sincerely,

*Graig Vicidomino*

Graig Vicidomino
Senior Account Executive

cc:     Robert Duran, Senior Managing Director